Jason Kent +1 (858) 550-6044 jkent@cooley.com	Via EDGAR and Courier

March 19, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tracey Houser

Kevin Kuhar

Kasey Robinson

Suzanne Hayes

Re: Reneo Pharmaceuticals, Inc.

Draft Registration Statement on Form S-1

Submitted February 12, 2021

CIK No. 0001637715

Ladies and Gentlemen:

On behalf of Reneo Pharmaceuticals, Inc. (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated March 12, 2021 (the “Comment Letter”) with respect to the Company’s draft Registration Statement on Form S-1 confidentially submitted to the Commission on February 12, 2021. Concurrently with the submission of this response letter, the Company is filing an amended version of its Registration Statement on Form S-1 (the “Registration Statement”) with the Commission. In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has included other revisions and updates to its disclosure in the Registration Statement.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. Page references in the text of this response letter correspond to the page numbers of the Registration Statement.

Prospectus Summary, page 1

1.

We note references to early clinical data and preliminary results that treatment with REN001 produced outcomes that are “substantially more than what would be expected in patients receiving a placebo,” “consistent with the potential of REN001 to provide what is considered meaningful clinical improvement” and similar statements indicating findings of efficacy. Please revise to remove any statements that suggest the efficacy of your product candidate, as these determinations are the exclusive authority of the FDA or other regulators. Also, please limit the prospectus summary discussion of trial results to an objective description of the endpoints of your trials and whether they were met. For example, rather than stating that treatment with REN001 “improved exercise performance and increased oxygen consumption and stamina, as well as improved patient reported symptoms,” present your trial observations without concluding that REN001 caused the observations. To the extent your involved participants received a placebo, you may contrast the objective results with the objective results of participants receiving a placebo. If your trial did not involve any participants receiving a placebo, it is not appropriate to compare the results to your expectations of what the results you would expect from participants receiving a placebo. Similarly revise the disclosure throughout your filing.

Cooley LLP    101 California Street, 5th Floor    San Francisco, CA    94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

U.S. Securities and Exchange Commission

March 19, 2021

Page Two

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 3, 85, 97 and 98 to remove statements that present a conclusion regarding the efficacy of its product candidates and to limit the discussion of clinical trial results to an objective description of the clinical trial endpoints and whether they were met.

2.

Please revise the last item in your pipeline table to identify the indication or tell us why you believe this item is sufficiently material to warrant inclusion in the table despite not having identified an indication. The lack of information and the indication that you will select your next program in 2022 or later appears to indicate that this is not currently material and does not warrant disclosure in the summary.

Response: In response to the Staff’s comment, the Company has revised the pipeline table on pages 2 and 97 of the Registration Statement to remove the previously included last item.

Our Strategy, page 3

3.

Please revise to delete your intention to “rapidly” develop and “successfully” commercialize REN001. Given the length of time it takes to conduct clinical trials and the frequency with which clinical trials fail to meet trial endpoints, any indications that you will be able to perform them rapidly appears inappropriate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 4, 99 and 100 of the Registration Statement.

Use of Proceeds, page 75

4.	Please revise your disclosure to separately disclose the amount of proceeds to be allocated to fund the research and development of REN001 in LC-FAOD and McArdle disease, respectively.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 76 of the Registration Statement.

Dilution, page 79

5.

Please include a table comparing the public contribution under the proposed public offering and the effective cash cost to officers, directors, promoters and affiliated persons of common equity acquired by them in transactions since inception. Include columns for the number and percent of shares purchased; amount and percent of total consideration; and the average price per share for existing shareholders versus new investors. Refer to Item 506 of Regulation S-K.

Cooley LLP 101 California Street, 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

U.S. Securities and Exchange Commission

March 19, 2021

Page Three

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 81 of the Registration Statement to include the requested table which provides for comparison of the public contribution under the proposed public offering and the effective cash cost to officers, directors, promoters and affiliated persons of common equity acquired by them in transactions since inception.

Business

Phase 1b Clinical Results in PMM, page 101

6.	Please revise your disclosure with respect to the Phase 1b clinical trial results discussed in this section to disclose whether the studies were powered to show statistical significance.

Response: The Company respectfully advises the Staff that the REN001 Phase 1b clinical trials in PMM, LC-FAOD, and McArdle disease are open-label studies and do not include a comparator (placebo group). Open-label studies have no comparator group to calculate statistical significance against, and therefore the concept of powering to show statistical significance is not applicable. The Company has revised the disclosure on page 105 of the Registration Statement to clarify that the Phase 1 clinical trials are open-label.

Preclinical Results and Plans, page 108

7.

We note your disclosure that current FDA guidance requires sponsor companies developing PPAR agonists to complete carcinogenicity studies prior to conducting clinical studies longer than 6-months in duration, and that you are currently conducting the required two-year carcinogenicity studies with REN001. Please expand your disclosure to explain what these studies entail and revise your development plan disclosure on pages 105-106 to discuss your plans as they relate to these studies.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 114 of the Registration Statement to explain what the Company’s carcinogenicity studies with REN001 entail. The Company further advises the Staff the design of its clinical trials limits dosing to patients within the United States to 6-months in duration in conformity with the FDA’s guidance. In addition, the Company has revised the disclosure on page 114 of the Registration Statement to discuss the Company’s plans as they relate to these carcinogenicity studies with REN001 and has included a cross reference to such disclosure in the section titled “Clinical development plans in PMM” on page 109 of the Registration Statement.

License Agreement with vTv Therapeutics LLC, page 111

8.

We note your disclosure that your royalty obligations under the vTv License Agreement will continue until the latest of (i) expiration of the licensed patents covering a licensed product in a country, (ii) expiration of regulatory exclusivity rights for a licensed product in a country and (iii) a specified number of years after the first commercial sale of a licensed product in a country. Please revise to clarify when the patents and regulatory exclusivity rights underlying such royalty terms are expected to expire and disclose the “specified number of years” after the first commercial sale of a licensed product. In addition, please revise to disclose the “certain development stage” that triggers different termination provisions.

Cooley LLP 101 California Street, 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

U.S. Securities and Exchange Commission

March 19, 2021

Page Four

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 115 of the Registration Statement.

Intellectual Property, page 112

9.

We note your disclosure that, in addition to patent protection around REN001, you also have licensed from vTv Therapeutics three issued patents in the United States and 20 issued patents in foreign countries related to other PPAR agonists. Please disclose the expected expiration dates of these issued patents.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 116 and 117 of the Registration Statement to provide the expected expiration dates for the issued patents related to other PPAR agonists.

Description of Capital Stock

Choice of Forum, page 163

10.

Please ensure that the exclusive forum provision in your amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon the closing of this offering clearly states that this provision does not apply to actions arising under the Exchange Act, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

Response: The Company respectfully advises the Staff that the exclusive forum provision in its amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon the closing of this offering and which are filed as exhibits to the Registration Statement clearly state that the exclusive forum provision does not apply to actions arising under the Exchange Act.

Subsequent Events, page F-21

11.

Please expand your disclosure for the January 2021 stock options grant to include the total amount of compensation expense associated with the grant and the period over which the expense will be recognized.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-22 of the Registration Statement.

General

12.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company is providing to the Staff, on a supplemental basis, copies of the written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that have been used in meetings with potential investors in reliance on Section 5(d) of the Securities Act. These materials were only made available for viewing by potential investors during the Company’s presentations, and no copies were retained by any potential investor. Pursuant to Rule 418 under the Securities Act, the copies supplementally provided shall not be deemed to be filed with, or a part of, or included in, the Registration Statement.

Cooley LLP 101 California Street, 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

U.S. Securities and Exchange Commission

March 19, 2021

Page Five

To the extent the Company conducts additional meetings, it expects to use the same or similar materials, and the Company undertakes to provide the Staff with copies of any additional written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not such potential investors retain copies of such communications.

Cooley LLP 101 California Street, 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

U.S. Securities and Exchange Commission

March 19, 2021

Page Six

Please contact me at (858) 550-6044 or Kristin VanderPas at (415) 693-2097 with any questions or further comments regarding the Company’s response to the Staff’s comments.

Sincerely,

/s/ Jason Kent
Jason Kent
Cooley LLP

cc:	Gregory Flesher, Reneo Pharmaceuticals, Inc.

Wendy Johnson, Reneo Pharmaceuticals, Inc.

Kristin VanderPas, Cooley LLP

Brian J. Cuneo, Latham & Watkins LLP

Matthew T. Bush, Latham & Watkins LLP

Cooley LLP 101 California Street, 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com